UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

In The Matter of

AMERICAN ELECTRIC POWER COMPANY, INC.
AEP GENERATING COMPANY
AEP TEXAS CENTRAL COMPANY
(formerly CENTRAL POWER AND LIGHT COMPANY)
AEP TEXAS NORTH COMPANY
(formerly WEST TEXAS UTILITIES COMPANY)
APPALACHIAN POWER COMPANY
COLUMBUS SOUTHERN POWER COMPANY
INDIANA MICHIGAN POWER COMPANY
KENTUCKY POWER COMPANY
KINGSPORT POWER COMPANY
OHIO POWER COMPANY
PUBLIC SERVICE COMPANY OF OKLAHOMA
SOUTHWESTERN ELECTRIC POWER COMPANY
WHEELING POWER COMPANY

Columbus, Ohio

(70-10057)

Public Utility Holding Company Act of 1935

        THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC., and certain of its electric utility subsidiaries, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, as amended, the order of the Securities and Exchange Commission with respect thereto, dated April 26, 2002, have sold Utility Assets for consideration of over $50,000 but less than $1 million, as shown on the following page:

The following table describes the Utility Assets sold for consideration of over $50,000 but less than $1 million during the period April 1, 2003 through June 30, 2003:

Name of Seller	Name of Buyer	Consideration	Description of Transaction
Ohio Power Company -	American Coal Sales Company	$250,000	Sale of J.W. Lizon Tug Boat
Generation
Indiana Michigan Power Co.	Mount Vernon Barge Service, Inc.	815,000	Sale of Barge

        This Certificate of Notification is filed pursuant to the Commission’s Order in this proceeding after the end of the calendar quarter during which the above-described transactions were consummated.

AMERICAN ELECTRIC POWER COMPANY, INC.
AEP GENERATING COMPANY
AEP TEXAS CENTRAL COMPANY
    (formerly CENTRAL POWER AND LIGHT COMPANY)
AEP TEXAS NORTH COMPANY
    (formerly WEST TEXAS UTILITIES COMPANY)
APPALACHIAN POWER COMPANY
COLUMBUS SOUTHERN POWER COMPANY
INDIANA MICHIGAN POWER COMPANY
KENTUCKY POWER COMPANY
KINGSPORT POWER COMPANY
OHIO POWER COMPANY
PUBLIC SERVICE COMPANY OF OKLAHOMA
SOUTHWESTERN ELECTRIC POWER COMPANY
WHEELING POWER COMPANY

By: /s/ Geoffrey S. Chatas

_________________

Geoffrey S. Chatas, Treasurer

Dated: August 8, 2003